Filed by Property Solutions Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Property Solutions Acquisition Corp. (SEC File No.: 001-39395)

Date: March 19, 2021

IPO EDGE Q&A

March 15, 2021

1.	Why did Faraday Future agree to go public via a SPAC as opposed to an IPO, and why now?

Since FF’s beginning, the company has stood apart for its performance, technology and unique vision to revolutionize the in-car experience, and is now only 12 months from the scheduled production of its flagship vehicle, the FF 91. As such, the primary factor for the company, in choosing to pursue a SPAC merger, was speed to market. We are accelerating at just the right time.

Upon closing (which is expected in Q2 2021), this transaction will provide FF the resources we need to advance our strategy at the right time. We are at the dawn of a new era in transportation that’s driven by electric vehicles. As the market begins shifting towards an electric future, demand in the luxury category will continue to grow and we’re excited to play a big role in that with our unique and differentiated fleet of products.

We found great partners in Property Solutions Acquisition Corp. (PSAC) and in Riverside Management Group (RMG), who have significant experience executing high growth transactions. They strongly believe in FF’s vision for transforming the future of premium EVs with unparalleled performance, luxury and technology. Both management teams are confident our technology, advanced stage, leadership team, and unique approach to manufacturing and scale will deliver a compelling value proposition to the EV market.

We raised an oversubscribed, $795M fully committed common stock PIPE, and the transaction is expected to provide $1B in gross proceeds to the combined company at the closing, which represents sufficient funds to support the FF 91 scaled production and delivery, as well as the development and delivery of future vehicle models.

2.	There have been a number of SPAC deals in the EV space recently. Why should investors invest in Faraday Future?

We are seeing right now a powerful combination of macro trends driving us towards a sustainable future that will give the EV industry all the fuel it needs. From the growth of conscious consumerism and demand for cleaner cities to inevitable bans on internal combustion engines, we are moving fast towards an electric future. This is a massive market opportunity with trends on the horizon that will catapult this industry.

FF is positioned with an innovative and differentiated product, with a strong strategy in place to capture multiple segments of the market, beginning with luxury consumers. FF has procured all long-lead equipment for its California manufacturing facility, and has produced nearly 30 prototypes and 13 pre-production units. Because FF is not a startup, we have a major advantage in time-to-market, which is what investors are looking for. With seven years of research and development behind the company, FF is coming to market at absolutely the right time, and is on the cusp of era-defining disruption.

FF has invested over $2 billion in creating industry-leading technology, products, patents, and getting execution ready. The merger has an estimated post transaction equity value of approximately $3.4 billion, and is expected to provide an estimated $1 billion of gross proceeds to FF, which we believe is sufficient to allow us to hit all of our deadlines.

FF has the most exciting growth opportunity ahead in the EV market. The transaction is expected to fully fund the production of our flagship halo vehicle, the luxury electric FF 91, within 12 months of close. The FF 91 is scheduled to launch in 2022, making our market disrupting product a relatively near-term reality. Our technology has been tested by the world’s leading experts, who believe we have an edge that can transform the market with unparalleled performance. FF is led by a world-class management team with deep automotive, software, and internet experience.

We have existing demand for the FF 91 by way of more than 14,000 reservations, and a strong strategy to scale in the US and China. The strong signal we are seeing from China significantly expands the opportunity ahead for FF, evidenced by the fact that we have a Tier 1 city and a top three Chinese OEM participating in the PIPE financing. These strategic partners will help establish FF’s presence in the Chinese market, further solidifying FF’s unique US-China dual home market strategy.

3.	Can you talk about some of Faraday Future’s competitive differentiators?

Our technology, brand, time to market, experienced leadership team, and unique approach to manufacturing and scale offer a compelling value proposition to the EV market. We have an opportunity to build on seven years of R&D by ramping to commercial production within months. This is an opportunity unique to only FF.

FF has a unique ultimate-intelligent tech-luxury brand positioning, with products designed for different vehicle segments. Our variable platform architecture – the foundation we’ve designed for multiple EV applications – is incredibly unique in the industry. This gives FF a competitive advantage in speed to market and cost, and allows us to build both premium passenger and high end commercial vehicles. FF is positioned to go beyond what’s expected by consumers and businesses with our unique approach to the in-car experience with our I.A.I (Internet, Autonomous Driving, and Intelligence) system that will be core to our portfolio. Most immediately, FF will bring to market the first true ‘third Internet living space’ that allows consumers to move seamlessly between home, work and anywhere else. The FF 91 will bring this concept to light, with the most advanced software, Internet, and artificial intelligence available in cars.

We expect to exceed competition across every EV category – from horsepower and charge time to entertainment and connectivity. FF is not an EV startup – we have invested over $2B since our inception, and are on the cusp of turning the company into an era-defining ultimate-intelligent tech-luxury brand. With the years of R&D behind us, the work is largely done. FF will soon have the opportunity to capture this emerging market with an entirely differentiated product.

4.	How do you plan to utilize the funds, and what are your plans for long term growth?

This transaction is expected to fully fund the production of the FF 91 within 12 months of transaction close. Resources will support the completion of our Hanford production plant and the advancement of FF’s I.A.I system, as well as the development of future products. We’ll also be investing in further R&D, making sure FF maintains its competitive edge in technology.

FF’s B2C passenger vehicle launch pipeline over the next five years includes FF 91 series, FF 81 series, and FF 71 series. FF 91 will define the FF brand DNA, and this DNA will carry over to subsequent premium mass market vehicles in the portfolio – the FF 81, and FF 71. With such brand DNA, FF products are expected to be ahead of the competition in their respective segments in terms of their design, driving experience, interior comfort, connectivity, and user experience. FF 81 is expected to launch in 2023, and FF 71 in 2024. In addition to passenger vehicles, FF plans to launch a Smart Last Mile Delivery (“SLMD”) vehicle in 2023 leveraging its proprietary VPA.

5.	Can you tell me a little bit about your global hybrid manufacturing, and sales strategy?

To implement a capital light business model, FF has adopted a global hybrid manufacturing strategy consisting of our refurbished manufacturing facility in Hanford, California, and a collaboration with a leading contract manufacturing partner in South Korea. We are also exploring the possibility of additional manufacturing capacity in China through a strategic cooperation with a Tier 1 City and a top three OEM.

FF intends to go to market using a direct sales model leveraging its online platforms (APP, FF.com), FF owned stores, as well as partner-owned stores and showrooms.

FF is targeting a retail presence in the top 20 cities in every main region of the world. To date, the company has signed MOUs with sales partners including Jolta in the US, and Harmony Auto Group in China, among others. To provide users with a high level of aftersales and service, FF has partnered with one of the leading global aftersales providers, Formel D, which has more than 10,000 employees and many years of experience in the industry.

Important Information and Where to Find It

This press release relates to a proposed transaction between Property Solutions Acquisition Corp. (“PSAC”) and FF Intelligent Mobility Global Holdings Ltd. (“FF”). PSAC intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to FF. The proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of PSAC as of a record date to be established for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and FF once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PSAC when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

Participants in the Solicitation

PSAC and FF and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC’s directors and officers in PSAC’s filings with the SEC, including PSAC’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, which was filed with the SEC on November 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/consent solicitation statement/prospectus that PSAC intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC’s or FF’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders; the ability to meet the Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; FF’s estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of FF’s vehicles; the success of other competing manufacturers; the performance and security of FF’s vehicles; potential litigation involving PSAC or FF; the result of future financing efforts and general economic and market conditions impacting demand for FF’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor FF undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.